QRx Pharma

RECEIVED

2008 JUN -5 P 1:42

FICE OF INTERNATION
CORPORATE FINANCE

May 23, 2008

08003055

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Ladies and Gentlemen:

Re: QRxPharma Limited
SEC File Number 82-35179

In order to maintain the company's 12g3-2(b) exemption, the company wishes to notify the Securities and Exchange Commission that the company will post the information required to be furnished pursuant to Rule 12g3-2(b)(1)(i) electronically on the company's website at http://www.qrxpharma.com.

Please do not hesitate to contact me if you require any further assistance.

Very truly yours,

C. J. Campbell

Chris J Campbell

Chief Financial Officer and Company Secretary

PROCESSED
JUN 10 2008 E
THOMSON REUTERS

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QRxPharma Limited ABN 16 102 254 151
Level 1, 194 Miller St, North Sydney, NSW 2060 Australia Tel: 61 2 9492 8021 Fax: 61 2 8920 0314
Postal Address: PO Box 1810 North Sydney, NSW 2059 Australia
www.qrxpharma.com